wpdoc2\nsar\1997\135-77i.doc
5/15/97
NAME OF REGISTRANT:
Franklin Investors Securities Trust
File No. 811-4936

EXHIBIT ITEM No. 77I(b):


The Franklin Global Government Income Fund series of the registrant began offering an additional class of shares on January 1, 1997: Franklin Global Government Income Fund - Advisor Class. Class I, Class II and Advisor Class shares differ as to sales charges, expenses and services. Shares of each class of a series represent proportionate interests in the assets of the series and have the same voting and other rights and preferences as the other classes and series of the Registrant for matters that affect the Registrant as a whole.